Exhibit 4.8

Coles Myer Ltd.

R H Allert AM

Chairman

11 February 2005

John Fletcher

Chief Executive Officer

Dear John

Agreement to extend term of appointment

I refer to my letter to you dated 3 September 2001 setting out your terms and conditions of employment (“the original agreement”).

The current term of your contract expires on 9 September 2006 (subject to the provisions of paragraph 11 of the original agreement).

I am delighted to inform you that the Board has authorised me to offer to extend the term of your employment after 9 September 2006.

As discussed, the proposal is that your employment after 9 September 2006 will continue until terminated by either you giving 12 months’ written notice to CML or by CML giving to you 12 months’ written notice or by making a payment to you in lieu of 12 months notice in accordance with the schedule attached to the original agreement.

The offer is made on the basis that:

(a)	you agree not to give a notice that would have the effect of your employment terminating prior to 9 September 2007;

(b)	except to the extent to which they are varied by this letter, all other terms and conditions remain as set out in the original agreement, including CML’s right to terminate your employment at any time prior to 9th September 2006 in accordance with Clause 11. I note here that the base salary set out in the original agreement has been varied since the original agreement.

Would you please confirm your acceptance of this offer by signing and returning the attached copy letter.

Sincerely,

Chairman

Coles Myer Ltd. A.B.N. 11 004 089 936

800 Toorak Road, Tooronga, Victoria 3146, Australia. PO Box 2000, Glen Iris, Victoria, Australia

Telephone: 61 3 9829 3111 Facsimile: 61 3 9829 6787